Exhibit 99.1

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets

Current Assets
Cash, cash equivalents, and restricted cash	$1,306,100	$1,826,834
Accounts receivable, net of allowance for Current Expected Credit Loss (“CECL”) - trade receivable of $73 and $134,960, respectively	20,656	—
Prepayments	288,087	116,877
Other receivables	33,783	482
Total Current Assets	1,648,626	1,944,193

Property and equipment, net	3,564,515	3,249,686

Non-Current Assets
Intangible asset - trademarks	9,287	8,924
VAT credit	2,439	5,198
Total Other Assets	11,726	14,122

Total Assets	$5,224,867	$5,208,001

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$29,803	$196,813
Due to related party	—	3,395
Deferred income	9,295	1,270
Series A warrants liabilities	528,400	1,424,932
Total Current Liabilities	567,498	1,626,410

Total Liabilities	567,498	1,626,410

Shareholders’ Equity:
Ordinary shares: 2,000,000 shares authorized, par value: $0.025 per share, 1,068,686 and 1,008,686 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	26,717	25,217
Additional paid in capital	7,747,239	9,870,996
Statutory reserve	—	327,140
Accumulated deficit	(3,676,714)	(6,552,641)
Accumulated other comprehensive income (loss)	560,127	(89,121)
Total Shareholders’ Equity	4,657,369	3,581,591
Total Liabilities and Shareholders’ Equity	$5,224,867	$5,208,001

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2025	2024

Revenues	$21,536	$9,952

Operating Expenses:
Payroll, payroll taxes and others	49,737	897,698
Professional fees	349,532	257,844
Depreciation and amortization	38,404	37,587
Allowance for CECL - trade receivable, net	69	963
Other general and administrative	239,199	142,357
Total Operating Expenses	676,941	1,336,449

Loss From Operations	(655,405)	(1,326,497)

Other Income (Expense):
(Loss) gain on foreign currency transactions	(142,028)	139
Gain on deconsolidation	157,555	—
Gain on valuation of warrants	770,352	—
Interest income	23,938	1
Other income	—	346
Total Other Income	809,817	486

Income (loss) Before Income Tax	154,412	(1,326,011)
Income tax	—	—
Net Income (Loss)	$154,412	$(1,326,011)

Net income (loss) per ordinary share - basic and diluted	$0.15	$(2.79)

Weighted-average shares outstanding, basic and diluted	1,057,349	475,267
Comprehensive Income (Loss):
Net income (loss)	$154,412	$(1,326,011)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	471,186	(27,682)
Total Other Comprehensive Income (Loss)	$625,598	$(1,353,693)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and 2024

						Accumulated
	Ordinary Shares					Other	Total
	Number of	Amount of	Additional Paid in		Accumulated	Comprehensive	Shareholders’
Audited Statement	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Deficit	Income (Loss)	Equity
Balance - December 31, 2024	1,008,661	$25,217	$9,870,996	$327,140	$(6,552,641)	$(89,121)	$3,581,591
Reclassification related to the deconsolidation of Chengdu in 2024					(141,225)	141,225	—
Balance - December 31, 2024	1,008,661	25,217	9,870,996	327,140	(6,693,866)	52,104	3,581,591
Rounding up of fractional shares resulting from the reverse stock split	25		—				—
Deconsolidation of VIE			(2,572,437)	(327,140)	2,862,740	36,837	—
Exercise of Series A Warrants - Cash received	60,000	1,500	322,500				324,000
Exercise of Series A Warrants			126,180				126,180
Net income					154,412		154,412
Change in foreign currency translation adjustment						471,186	471,186
Balance - June 30, 2025	1,068,686	$26,717	$7,747,239	$—	$(3,676,714)	$560,127	$4,657,369

						Accumulated
	Ordinary Shares					Other	Total
	Number of	Amount of	Additional Paid in		Accumulated	Comprehensive	Shareholders’
	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Deficit	Income (Loss)	Equity
Balance - December 31, 2023	467,009	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$3,877,205
Share-based compensation May 14, 2024	934	23	24,738	—	—	—	24,761
Share-based compensation May 31, 2024	47,037	1,176	1,492,242	—	—	—	1,493,418
Net loss	—	—	—	—	(1,326,011)	—	(1,326,011)
Change in foreign currency translation adjustment	—	—	—	—	—	(27,682)	(27,682)
Balance - June 30, 2024	514,980	$12,874	$8,362,374	$327,140	$(4,689,447)	$28,750	$4,041,691

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2025	2024
Cash Flows from Operating Activities:
Net income (loss)	$154,412	$(1,326,011)
Adjustments to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization	38,404	37,587
Allowance for CECL - trade receivable, net	69	963
(Gain) loss on foreign currency transactions	142,028	(139)
Gain on valuation of warrants	(770,352)	—
Gain on deconsolidation	(157,555)	—
Share-based compensation	—	746,709
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	(19,612)	9,294
Decrease (increase) in other receivables	(31,464)	492
Increase in prepaid expense	(154,566)	(43,243)
(Decrease) increase in accounts payable and accrued expenses	(13,400)	142,635
Increase in VAT and other tax payable	2,917	6,605
(Decrease) increase in related party payable	(3,243)	12,205
Increase in deferred income	7,477	8,349
Net Cash Used in Operating Activities	(804,885)	(404,554)

Cash Flows from Investing Activities:
Purchase of fixtures, office equipment and improvements	(40,916)	(13,325)
Cash removed from consolidation due to deconsolidation of VIE	(118)	—
Net Cash Used in Investing Activities	(41,034)	(13,325)

Cash Flows from Financing Activities:
Proceeds from exercise series warrants A	324,000	—
Net Cash Provided by Financing Activities	324,000	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,185	(1,385)

Net decrease in cash, cash equivalents and restricted cash	(520,734)	(419,264)
Cash, cash equivalents, and restricted cash - beginning of the period	1,826,834	503,505
Cash, cash equivalents, and restricted cash - end of the period	$1,306,100	$84,241

Cash and cash equivalents	$1,306,100	$83,787
Restricted foreign currency	—	454
Total cash, cash equivalents, and restricted cash	$1,306,100	$84,241

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

Non-cash investing and financing activities
Share-based compensation applied to construction in progress	$—	$24,950
Share-based compensation applied to prepaid expense	$—	$746,709

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018 under the laws of the Cayman Islands as an exempted company originally named MDJLEAD LTD. On May 7, 2018, the Company adopted its current name, MDJM LTD. Prior to 2023, the Company, through its subsidiaries and its consolidated variable interest entity (the “VIE”), was primarily engaged in providing comprehensive services throughout the life cycle of residential real estate projects in the People’s Republic of China (the “PRC”). These services included primary real estate agency, consulting, and the training and evaluation for primary agency sales (see “NOTE 14 – DECONSOLIDATION”). Since 2022, the Company has diversified its business into the hospitality industry by purchasing and managing hotel and restaurant businesses in the United Kingdom (the “UK”). In 2022, through its UK subsidiaries, the Company acquired two UK real estate properties, among which one is currently undergoing remodeling to be transformed into a hotel with restaurant facilities, and the other was open to the public in March 2023.

The Company, its subsidiaries, and the consolidated VIE are collectively referred to as the “Group.” Where appropriate, the term, the “Company” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole.

Ownership and Control Structure

MDJM wholly owns MDJCC Limited (“MDJM Hong Kong”), which was incorporated on February 9, 2018 under the laws of Hong Kong. Prior to August 25, 2025, MDJM Hong Kong held a 100% ownership interest in Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), a limited liability company organized on March 9, 2018 under the laws of the People’s Republic of China (the “PRC”). Mingda Beijing was classified as a wholly foreign-owned enterprise.

On April 28, 2018, Mingda Beijing entered into a series of contractual arrangements, commonly referred to as a variable interest entity structure, with Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin” or the “VIE”). Mingda Tianjin, a limited liability company organized on September 25, 2002 under the laws of the PRC, changed its name to Mingdajiahe (Tianjin) Co., Ltd. on February 2, 2021. Mingda Tianjin conducted MDJM’s primary business operations in China prior to 2023. See “NOTE 14 – DECONSOLIDATION.”

MDJM wholly owns MD Local Global Limited (“MDJM UK”), which was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020. It is registered in England and Wales. MDJM UK holds a 100% ownership interest in Mansions Catering and Hotel Ltd (“Mansions”), formerly known as Mansions Estate Agent Ltd, which was incorporated under the laws of England on June 15, 2021, to engage in hotel management and hospitality services.

At the time of Mansions’ incorporation, MDJM UK held a 51% equity interest, Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, held 41%, and the remaining 8% was held by Mingzhe Zhang, an individual shareholder. On May 20, 2022, MDJM UK acquired Ocean Tide Wealth Limited’s 41% ownership interest for a consideration of one British pound sterling. On the same date, MDJM UK also acquired Mingzhe Zhang’s 8% ownership interest for a consideration of one British pound sterling. Following these acquisitions, MDJM UK now holds 100% ownership of Mansions.

MDJM wholly owns Fernie Castile Culture Limited (“FCC”), which was incorporated in the UK on August 22, 2023. FCC is expected to engage in the management and development of the “Fernie” brand, including related products and services. Since its incorporation, FCC has not conducted significant business activities and has not generated any revenue.

MD Lokal Global GmbH (“MD German”) is a wholly owned subsidiary of MDJM, incorporated on February 16, 2022, under the laws of Germany. Since its establishment, MD German has not conducted significant business activities and has not generated any revenue.

Mingda Jiahe Development Investment Co., Ltd. (“MD Japan”) is a wholly owned subsidiary of MDJM, incorporated on January 14, 2022, under the laws of Japan. Since its establishment, MD Japan has not conducted significant business activities and has not generated any revenue.

VIE Arrangements

PRC regulations prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries owned any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controlled and received the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enabled the Company to consolidate the financial results of the VIE and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing would provide a series of consulting and technical support services to Mingda Tianjin and was entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee was paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement was valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at the will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of Mingda Tianjin entered into an “Exclusive Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin would be equal to the registered capital of Mingda Tianjin, and if PRC law required the consideration to be greater than the registered capital, the consideration would be the minimum amount as permitted by PRC law. The Option Agreements were valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into a “Share Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin could not transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right would expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin was terminated, and all service fees were paid. The equity pledges of Mingda Tianjin were registered with the relevant local branch of the State Administration for Industry and Commerce.

The Company, through its subsidiaries and the VIE Agreements, had (1) the power to direct the activities of the VIE that most significantly affected the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company was the primary beneficiary of the VIE and had consolidated the financial results of the VIE.

Termination of the VIE Agreements

On March 1, 2025, Mingda Beijing entered into agreements of termination (the “Termination Agreements”) with the VIE and the shareholders of the VIE to terminate the VIE Agreements. Consequently, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and is no longer recognized as a beneficial owner of Mingda Tianjin. See “NOTE 14 – DECONSOLIDATION.”

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 14, 2025.

The condensed consolidated balance sheet as of December 31, 2024, included herein has been derived from the audited consolidated financial statements as of December 31, 2024, but does not include all disclosures required by the U.S. GAAP.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIE (from January 1, 2025 to March 5, 2025). All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has the power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for CECL - trade receivable, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, valuation on stock-based compensation and valuation on derivative liabilities.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 – Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks in the UK. Cash held in the UK is denominated in British pound sterling and is freely transferable out of the UK.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $0 and $193 as of June 30, 2025 and December 31, 2024, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Useful Life
Buildings and leasehold improvement	50 years
Building fixtures, furniture, and landscaping	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Group determines revenue recognition through the following five steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, the Company satisfies a performance obligation.

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of the property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of the commission fee. The transaction price is determined based on the commission rate and properties sold.

Prior to 2023, the Group’s major revenue is generated by commission fees from selling real estate properties since its inception. Commission revenue from property brokerage is recognized when: (i) the operating entities have completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received a full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value-added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as escrow intermediary between the developers and the buyers. Certain sales contracts allow developers to withhold a certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by the sales activities of the operating entities. In these circumstances, the Group’s operating performance obligations are not fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental properties through its UK subsidiary, Mansions, which commenced operations in August 2021. Revenue from one-time referral fees paid by tenants is recognized proportionally over the lease term. The Group recognizes this revenue when both of the following conditions are met: (a) the lease agreement has been executed, and (b) the tenant has made its first payment. Mansions also provides property management services to tenants and collects service fees for these services. Management service fees are recognized on a monthly basis. Any prepayment of monthly service fees is recorded as deferred income until the related services are provided.

The Group engages in the hotel business through its UK subsidiaries, which began operations in May 2023. Revenue from hotel operations is recognized in accordance with ASC 606. Revenue is recognized when control of goods and services is transferred to the customer, typically at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s revenue streams from hotel operations primarily consist of room sales, food and beverage services, event space rentals, and other ancillary services. The revenue recognition for these streams is as follows:

Room Sales: Revenue from room sales is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate.

Food and Beverage Services: Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on menu prices and is recognized as the customer consumes the items.

Event Space Rentals: Revenue from event space rentals is recognized at the point in time when the event space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space.

Ancillary Services: Revenue from other ancillary services, such as parking and recreational facilities, is recognized at the point in time when the service is provided to the customer.

The transaction price for each contract is determined based on the consideration agreed upon with the customer. If contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

The Group periodically reviews its contracts to ensure that revenue recognition practices remain consistent with the principles of ASC 606. Any changes in estimates or adjustments to revenue recognition are recognized in the period in which the change or adjustment becomes known.

Segment

ASC 280 “Segment Reporting” required a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss, or 2. the combined reported loss of all operating segments that did report a loss; or c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker in deciding how to allocate resources and assess performance.

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company was 6%. The Company accrues VAT payable when revenue is recognized.

The UK government charges VAT on business services and commissions. The standard VAT rate is 20%. All income of the UK subsidiaries will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

Income Taxes

The Company’s operation in China was governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned & Chinese owned. It is levied on company profits at a rate of 25%.

The Company’s operation in United Kingdom is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2025 and 2024.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents.

As of June 30, 2025, the Company had a total of 579,001 units of Series A warrants (“Series A Warrants”) outstanding, exercisable at a price of $5.40 per warrant. The closing price of the Company’s ordinary shares was $2.55 as of June 30, 2025. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The Series A Warrants are set to expire on March 20, 2028.

	June 30,
	2025	2024
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$154,412	$(1,326,011)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	1,057,349	475,267
Per share amount
Per share - basic and diluted	$0.15	$(2.79)

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The Company’s principal operations are based in the UK, and, prior to 2024, also in the PRC. Its financial position and operational results are determined by using GBP and RMB as functional currencies, as applicable. However, the consolidated financial statements of the Company are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets and statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the six months ended June 30, 2025 and 2024, a transaction loss of $142,028, and a gain of $139, respectively, was recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the unaudited condensed consolidated financial statements:

	June 30,	June 30,	December 31,
1 US$ = RMB	2025	2024	2024
At end of the period - RMB	7.1636	7.2672	7.2993
Average rate for the period ended - RMB	7.2520	7.2151	7.1957

1 US$ = GBP
At end of the period - GBP	0.7288	0.7911	0.7987
Average rate for the period ended - GBP	0.7703	0.7904	0.7824

Concentration Risk

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme up to GBP85,000, which was approximately $117,000. The Company’s total unprotected cash in bank amounted to approximately $1,182,000 and $1,701,000 as of June 30, 2025 and December 31, 2024, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-10-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator, or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), that is, the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. The Company has adopted ASU 2023-09, effective January 1, 2025. The adoption of this standard had no material impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Group’s consolidated financial position and/or results of operations. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03, as amended by ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): clarifying the Effective Date, will require additional disclosures and disaggregation of certain costs and expenses presented on the face of the income statement. The new guidance is effective for public business entities for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of adoption of this standard on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable for the six months ended June 30, 2025 primarily consisted of hotel fees receivable from a third-party platform. Accounts receivable for the year end December 31, 2024 were primarily agent service fees receivable from the customers - real estate developers - and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of June 30, 2025 and December 31, 2024, accounts receivable consisted of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$20,729	$134,960
Allowance for CECL	(73)	(134,960)
Accounts receivable, net	$20,656	$—

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to measure and recognize expected credit losses on all financial assets held at amortized cost. The CECL model requires the measurement of expected credit losses, even if that risk of loss is remote. Management believes that historical collection information is a reasonable basis on which to determine expected credit losses because the composition of accounts receivable at the reporting date is consistent with the data used in developing the historical credit-loss percentages. In other words, customer risk characteristics and payment practices have remained relatively stable over time. However, current and reasonably foreseeable economic conditions are expected to have a significant impact on the Company’s collectability of accounts receivable. The Company applies the Bank of England’s lending rate, together with its historical loss rate, as a forward-looking adjustment in estimating expected credit losses under CECL. Management believes this approach appropriately reflects the potential time value of money while incorporating expectations about broader economic conditions. Accounts receivable with similar risk characteristics are pooled for purposes of calculating CECL.

The following CECL rates were used to calculate expected credit losses for the six months ended June 30, 2025.

Age of accounts receivable	Current
Historical loss rate	0.00%
Adjustment rate	0.35%
CECL rate	0.35%

The following CECL rates were used to calculate expected credit losses for the year ended December 31, 2024.

Age of accounts receivable	Over 365 days
Historical loss rate	20.00%
Adjustment rate	80.00%
CECL rate	100.00%

As of June 30, 2025, the Company reported accounts receivable of $20,729, representing hotel income earned in June 2025 and due from a third-party platform. As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB 971,135), primarily from one vendor. The Company initiated legal proceedings against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, on January 9, 2023, for breach of contract and unpaid service fees totaling approximately $257,000 (RMB 1,872,419). On March 28, 2023, the court ruled in favor of the Company, ordering Chengdu TEDA to pay the full claimed amount within 10 days. The Company received a partial payment of $124,000 (RMB 907,662) on September 1, 2023. As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% CECL rate has been applied to accounts receivable outstanding for more than 365 days.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2025	2024
Land and buildings	$3,352,882	$3,059,448
Building fixtures, facilities, and furniture	210,166	191,771
Leasehold improvement	22,765	20,773
Landscaping	23,730	21,653
Office Equipment and Fixtures	3,819	3,485
Auto	44,533	40,636
Construction in progress	124,967	74,569
Total Assets	3,782,862	3,412,335
Less accumulated depreciation	(218,347)	(162,649)
Net Assets	$3,564,515	$3,249,686

For the six months ended June 30, 2025 and 2024, depreciation and amortization expenses were $38,404 and $37,587, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and the VIE have no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and the VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to income tax or capital gains tax. In addition, dividends paid by the Company to its shareholders are not subject to Cayman Islands withholding tax. For the six months ended June 30, 2025, MDJM reported net income of $154,412, which primarily resulted from a $770,352 gain on the revaluation of warrants and a $157,555 gain from the deconsolidation of a variable interest entity (VIE), partially offset by operating expenses. As the Company is not subject to income taxes in its jurisdiction of incorporation, no provision for current or deferred income tax has been recorded in the accompanying unaudited condensed consolidated financial statements.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the six months ended June 30, 2025 and 2024.

MDJM UK and Mansion were incorporated in the UK. A UK company is subject to UK corporation tax on its income and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

The Group conducted substantially all of its business in the PRC through its VIE and subsidiaries prior to the fiscal year ended December 31, 2024. The operating entities located in the PRC were subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small business with taxable income less than RMB 3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with a taxable income less than RMB 1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB 1 million to RMB 3 million. From January 1, 2022 to December 31, 2027, income tax rate is 5% for small business with taxable income between RMB 1 million to 3 million. The Group is qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. Prior to the fiscal year ended December 31, 2024, the Group, through its Chinese subsidiary and VIE, was principally engaged in the business located in the PRC and, therefore, was subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period of up to five years. The Company is not currently under any examination by the PRC tax bureau.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

There was no provision for income tax for the six months ended June 30, 2025 and 2024.

Deferred tax assets were as follows:

	June 30,		December 31,
Deferred Tax Assets:	2025		2024
Allowance for CECL - trade receivable		$14	$—
Net operating loss - China		3,438	633,856
Net operating loss - UK		194,762	148,523
Deferred tax assets		198,214	782,379
Valuation allowance		(198,214)	(782,379)
Net deferred tax assets		$—	$—

The Company deconsolidated the VIE from its unaudited condensed consolidated financial statements on March 5, 2025. As a result, approximately $2.4 million of accumulated net operating losses were removed from the deferred tax asset calculation.

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2025 and 2024, respectively, were as follows:

	June 30,	June 30,
China	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%
Effective rate	0.00%	0.00%

United Kingdom
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%
Effective rate	0.00%	0.00%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that were available for distribution on June 30, 2025 and 2024 were considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2025 and December 31, 2024, the Company had not declared any dividends.

As of June 30, 2025, the Company had no significant uncertain tax positions that qualified for either recognition or disclosure in the financial statements. As of June 30, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s condensed consolidated financial statements as of June 30, 2025. In addition, the outcome of these examinations may impact on the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary for the six months ended June 30, 2025 and 2024.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIE

Accounts payable and accrued liabilities consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Payroll and social security payable	$16,235	$182,118
Other payables and accrued liabilities	13,568	14,695
Total Accounts Payable and Accrued Liabilities	$29,803	$196,813

NOTE 7 - LEASES

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of a hotel. The rent is approximately $240,000 (182,500 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. If the lease is terminated, the rented property will be returned to MDJM UK.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill”, a property owned by MDJM UK, as the site of a hotel. The rent is approximately $196,000 (151,000 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the rented property. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. If the lease is terminated, the rented property will be returned to MDJM UK.

Mansions and MDJM UK are related companies under common control. ASC 842 requires entities to determine whether a related-party arrangement between entities under common control is a lease on the basis of the legally enforceable terms and conditions of the arrangement. The accounting for a lease depends on the enforceable rights and obligations of each party as a result of the contract. A lease is no longer considered enforceable when either party (that is, lessee or lessor) can terminate the lease without permission from the other party and with no more than an insignificant penalty (ASC 842-10-55-23). The management believes that lease agreements between Mansions and MDJM UK is not legally enforceable since both Mansions and MDJM UK are under common control, and the lease can be terminated at any time without any penalty. Therefore, the Company did not apply the ASC 842 lessee and lessor accounting to the leases between Mansions and MDJM UK.

All related party rental income and expenses have been eliminated in the unaudited condensed consolidated financial statements.

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0 for the six months ending June 30, 2025 and 2024.

NOTE 8 – WARRANT LIABILITIES

The Company accounts for its outstanding Series A Warrants as liabilities on the balance sheet due to their derivative characteristics. These warrants are measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. As of June 30, 2025, the fair value of the warrant liabilities was $528,400, which is presented as a current liability on the balance sheet. The Series A Warrants are set to expire on March 20, 2028.

Private Placement – 2024

On September 18, 2024, MDJM completed a private placement with 12 investors, issuing a total of 108,889 units at an offering price of $22.50 per unit, for total gross proceeds of approximately $2.45 million (the “Offering”). Each unit consists of one ordinary share of the Company, par value $0.025 per share (the “Ordinary Share”), one Series A Warrant, and one Series B warrant (“Series B Warrant”).

The Series A Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $33.75 per share, subject to downward adjustment to match the latest issuance price in the event of a dilutive issuance. The Series B Warrant is a compensatory warrant, designed to protect investors against potential share price declines. If the Company’s share price falls below the Offering price, the Series B Warrant allows the investor to receive additional Ordinary Shares such that the total number of shares issued is equal to the original investment amount divided by the lower of: (i) 90% of the lowest trading price during any ten-day period, or (ii) a floor price of $5.40 per share (collectively, the “Purchaser Warrants”). The Purchaser Warrants are immediately exercisable upon issuance and expire three years and six months from the issuance date.

Classification of Series A and B Warrants as Liabilities

According to ASC 815-40-25, a financial instrument is classified as equity if it meets the following criteria: 1. Settlement in Issuer’s Own Shares: the instrument must be settled solely by delivering a fixed number of shares, and 2. Fixed-for-Fixed Rule: the instrument must have a fixed exercise price and entitles the holder to a fixed number of shares.

Series A Warrants have the following key characteristics:

●	Downward Adjustment Mechanism: The exercise price adjusts for future dilutive issuances.
●	Floor Price: $5.40 per share, which matches the floor price of the Series B Warrants.
●	Dilution of Units: The number of Series A Warrants increased from 108,889 to 680,557 due to the downward adjustment of the exercise price.

Therefore, the Series A Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, Series A Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Series B Warrants have the following key characteristics:

●	Exercise Price Adjustment: Series B Warrants do not have a fixed exercise price; instead, they include a reset mechanism based on the lower of 90% of the lowest trading price over a specified period or a floor price of $5.40 per share.
●	Compensatory Nature: Series B Warrants are compensatory in nature, designed to provide additional shares to investors if the share price declines below the offering price.
●	Dilution Protection: The warrants protect investors from dilution by issuing additional shares when the market price falls.

Therefore, the Series B Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, Series B Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Fair Value Measurements of Warrant Liabilities

Both Series A and Series B Warrants are classified as liabilities or derivatives and must be measured at fair value in accordance with ASC 815-10-45. The fair value measurement process involves the following steps:

●	Initial Measurement: The Series A and Series B Warrants are measured at fair value at the time of issuance.
●	Subsequent Measurement: The fair value of the Series A and Series B Warrants is re-measured at each reporting date.
●	Changes in Fair Value: Any changes in fair value are recognized in earnings on the income statement for the relevant reporting period.
●	Derivative Impact: As derivatives, the Series A and Series B Warrants require ongoing fair value adjustments based on stock price changes and other relevant factors. This remeasurement process is essential for capturing the financial impact of the warrants’ reset and adjustment features.

The Company uses the Black-Scholes option pricing model to determine the fair value of the warrants. The key inputs used in the model include:

●	Expected Volatility: 119.17%, based on the historical volatility of the Company’s closing stock price since inception.
●	Risk-Free Interest Rate: 3.375%, derived from the yield on three-year U.S. Treasury notes.
●	Exercise Price: $5.40, which is the floor price established in the warrant agreements.
●	Term: 3.5 years (42 months), reflecting the contractual life of the warrants.

These inputs are critical in determining the fair value of the warrants and are reassessed at each reporting date to ensure accuracy and compliance with ASC 815 requirements. The following table provides a summary of the assessment for Series A and Series B Warrants for the year ended December 31, 2024.

Summary of the Assessment of Series A Warrants

Assessments	Units	FMV
Initial - when issuing	108,889	$1,064,287
Subsequent share price change	571,668	399,759
Exercise of Series A Warrants	(41,556)	(89,396)
Loss on Series A Warrant valuations at December 31, 2024	—	50,282
Balance at December 31, 2024	639,001	$1,424,932

Summary of the Assessment of Series B Warrants

Assessments	Units	FMV
Initial - when issuing	108,889	$722,539
Subsequent share price change	233,414	$43,232
Exercise of Series B Warrants in full	(342,303)	$(765,771)
Balance at December 31, 2024	—	$—

Excise of Series A Warrants – 2025

In February 2025, investors exercised 60,000 Series A Warrants at an exercise price of $5.40 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. In connection with the exercise, the warrant liability was reduced by $126,180, with a corresponding increase to additional paid-in capital, based on a fair market value of $2.10 per warrant.

Re-measurement of Series A Warrants at June 30, 2025

The Company uses the Black-Scholes option pricing model to determine the fair value of the warrants. The key inputs used in the model include:

●	Expected Volatility: 123.46%, based on the historical volatility of the Company’s closing stock price since inception.
●	Risk-Free Interest Rate: 3.875%, derived from the yield on three-year U.S. Treasury notes.
●	Exercise Price: $5.40, which is the floor price established in the warrant agreements.
●	Term: 2.72 years (32.6 months), reflecting the remaining contractual life of the warrants.

These inputs are critical in determining the fair value of the warrants and are reassessed at each reporting date to ensure accuracy and compliance with ASC 815 requirements. The following table provides a summary of the re-measurement of Series A Warrants as of June 30, 2025.

Summary of the Measurement of Series A Warrants

	Units	FMV
Initial measurement- when issuing	108,889	$1,064,287
Subsequent share price change	571,668	399,759
Exercise of Series A Warrants - 2024	(41,556)	(89,396)
Loss on Series A Warrant remeasurement at December 31, 2024	—	50,282
Balance at December 31, 2024	639,001	$1,424,932
Exercise of Series A Warrants - 2025	(60,000)	(126,180)
Re-measurement adjustment	—	(770,352)
FMV of Series A Warrants at June 30, 2025	579,001	$528,400

The remeasurement of the Series A Warrants resulted in a gain of $770,352 for the six months ended June 30, 2025, which was recognized in the Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss).

NOTE 9 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 2,000,000 ordinary shares, par value $0.025 per share.

At an extraordinary general meeting of shareholders of the Company held on April 28, 2025, the shareholders approved and adopted resolutions authorizing the consolidation of its shares, whereby each of the Company’s 50,000,000 authorized ordinary shares of US$0.001 par value (including all issued and unissued ordinary shares) was consolidated on a 25-for-1 basis, resulting in 2,000,000 authorized ordinary shares of US$0.025 par value each. All share and per-share information has been retroactively adjusted in the accompanying unaudited condensed consolidated financial statements accordingly.

Pursuant to a registration statement filed with the SEC and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the Initial Public Offering (“IPO”) of its ordinary shares on December 26, 2018. A total of 49,659 ordinary shares were sold at a price of $125 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 775 additional ordinary shares were issued at a price of $125 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

On August 20, 2020, the Board of Directors of MDJM approved to offer and sell an aggregate of 1,376 ordinary shares at $82.50 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020, and the Company received gross proceeds of $113,507.

On May 14, 2024, the Company issued 935 shares to a third-party consultant, who is a scholar (“Scholar”), as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $26.50 per share, based on the closing market price on May 14, 2024. As a result, $24,761 was recognized as construction in progress, with $23 recorded as common stock and $24,738 recorded as additional paid-in capital in the unaudited condensed consolidated financial statements.

On May 31, 2024, the Company issued 47,037 shares to 13 employees and officers as part of their 2024 compensation package. The shares were valued at $31.75 each, based on the closing market price on May 31, 2024. As a result, $1,493,418 was recognized as Payroll, payroll taxes and others for the year ended December 31, 2024. Additionally, $1,176 was recorded as common stock and $1,492,242 as additional paid-in capital in the equity section of the unaudited condensed consolidated financial statements.

On August 26, 2024, the Company issued 935 shares to a second scholar (“Scholar II”), who will also act as third-party consultant to the Company, as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $28.00 per share, based on the closing market price on August 26, 2024. As a result, $26,164 was recognized as construction in progress, with $24 recorded as common stock and $26,140 recorded as additional paid-in capital in the unaudited condensed consolidated financial statements.

On September 18, 2024, the Company completed the Offering. See “Note 8 – WARRANT LIABILITIES.”

The Company received net cash proceeds of approximately $2.17 million (after deducting the placement agent fee and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes.

From October 31, 2024 to November 7, 2024, the investors fully exercised their Series B Warrants, resulting in the issuance of a total of 342,303 Ordinary Shares by the Company. The majority of the Series B Warrants were exercised at the floor price of $5.40 per share. However, 67,858 shares exercised at price of 90% of the lowest trading price over the preceding ten-day period, or floor price. The Company received cash proceeds of $8,558, representing the aggregate par value of the shares issued.

The exercise price of Series A Warrants was adjusted downward from the original $33.75 per share to $5.40 per share following the exercise of the Series B Warrants. Consequently, the total number of Series A Warrants increased from 108,889 to 680,557 units. Between November 7, 2024 and December 18, 2024, four investors exercised a total of 41,556 Series A Warrants, generating cash proceeds of $224,400 for the Company. As of December 31, 2024, 639,001 Series A Warrants remained outstanding, with a fair value of $1,424,932 recorded as a current liability. In February 2025, investors exercised 60,000 Series A Warrants at an exercise price of $5.40 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. As of June 30, 2025, 579,001 Series A Warrants remained outstanding, with a fair value of $528,400 recorded as a current liability (see “NOTE 8 – WARRANT LIABILITIES”).

Reclassification of Prior Year Financial Statement Item

During the six months ended June 30, 2025, the Company identified and corrected a classification matter related to prior periods. To deconsolidate Mingda Jiahe (Tianjin) Co. Ltd. Chengdu Branch for the year ended December 31, 2024, $141,225 of accumulated deficit and $141,225 of accumulated other comprehensive loss were erroneously offset against each other and not separately removed from the consolidated statements of changes in shareholders’ equity. As a result, accumulated deficit was previously understated by $141,225, and accumulated other comprehensive loss was previously overstated by the same amount. This classification error had no impact on total shareholders’ equity, net income (loss), comprehensive income (loss), or cash flows for any period presented. Correction of the classification also does not impact total shareholders’ equity, net income (loss), comprehensive income (loss), or cash flows for any period presented. Management believes this reclassification enhances the accuracy and comparability of the Company’s financial statements, and, consistent with SEC SAB 108 and SAB 99, assessed the error as immaterial under both the rollover (income statement) and iron curtain (balance sheet) methods; therefore, restatement of prior period financial statements was not required.

NOTE 10 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion. The statutory reserve of Mingda Tianjin amounted to $327,140 as of December 31, 2024 and 2023.

The Company deconsolidated the VIE from its unaudited condensed consolidated financial statements on March 5, 2025. As a result, a statutory reserve of $327,140 was eliminated from equity.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations were conducted in the PRC prior to 2023, it was subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

New Businesses and New Market Risk

Since its inception, real estate agent service income from Mingda Tianjin had been a major source of revenue for the Company in the PRC market. However, this revenue declined sharply in recent years — decreasing by 28.55% in 2021 compared to 2020, by 89.71% in 2022 compared to 2021, and by 90.34% in 2023 compared to 2022. The decline was primarily attributable to the tightening policies imposed on the PRC real estate market in recent years. As a result, the Company was unable to engage in new real estate sales projects in the PRC, leading to zero revenue from agent services for the year ended December 31, 2024.

In response to the shrinking sales in the new residential housing market in the PRC, the Company is shifting its focus to the UK and other non-PRC markets. In August 2022, the Company purchased Fernie Castle, a property located in Scotland, with plans to remodel it into a multi-functional cultural venue featuring a fine dining restaurant, hotel, wedding event spaces, and gardens. In December 2022, the Company acquired a second property in Torquay, England (the “Robin Hill Property”), with plans to remodel and operate it as a hotel with restaurant facilities. Fernie Castle is currently under renovation, while the Robin Hill Property is open to the public.

To achieve these goals, the Company needs to secure experts and skilled workers from the local UK market and obtain long-term financial support. However, there is no guarantee that these new ventures will be profitable in the short to medium term, nor that the Company will have sustainable financial resources to support long-term operations. Additionally, the continuous increase in energy costs, labor shortages in the UK, and the ongoing war in Ukraine are expected to have negative impacts on the Company’s operations in the UK.

Legal Proceeding

Except for the following disclosure, the Company is currently not a party to any litigation of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on the Company’s business, operating results, cash flows or financial condition.

The Group will file a civil complaint in local District’s court if there is a dispute on accounts receivable with customers. Historically, the Group has won the civil complaint and received the amounts awarded by court.

The Company initiated legal proceedings against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, on January 9, 2023, for breach of contract and unpaid service fees totaling approximately $257,000 (RMB 1,872,419). On March 28, 2023, the court ruled in favor of the Company, ordering Chengdu TEDA to pay the full claimed amount within 10 days. The Company received a partial payment of $124,000 (RMB 907,662) on September 1, 2023. As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% CECL rate has been applied.

Service Agreement

On January 30, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with the Scholar. Under the terms of the agreement, the Scholar will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its Ordinary Shares to the Scholar in the following stages: (i) 935 shares (representing 0.2% of MDJM’s equity based on a total of 467,009 shares outstanding as of December 31, 2023) upon signing the agreement; (ii) 935 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 935 shares within one year following the second issuance of shares; and (iv) 935 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide the Scholar with a three-month notice. On May 14, 2024, the Company issued 935 shares to the Scholar as the agreed-upon first-stage compensation.

On August 5, 2024, MDJM, through FCC, entered into a service agreement with Scholar II. Under the terms of the agreement, Scholar II will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its Ordinary Shares to Scholar II in the following stages: (i) 935 shares (representing 0.2% of MDJM’s equity based on a total of 467,009 shares outstanding as of December 31, 2023) upon signing the agreement. (ii) 935 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project, and commencement of construction. (iii) 935 shares within one year following the second issuance of shares. (iv) 935 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide Scholar II with a three-month notice. On August 26, 2024, the Company issued 935 shares to Scholar II as the agreed-upon first-stage compensation.

NOTE 12 – RELATED PARTY TRANSACTIONS

MDJM conducts real estate services business through Mingda Tianjin, a VIE that it controls through the VIE Agreements. The shareholders of Mingda Tianjin include MDJM’s principal shareholder, Mr. Siping Xu. The VIE Agreements provide MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Fernie Castle,” a property owned by MDJM UK, for use as a hotel site. The annual rent for the property is approximately $240,000 (182,500 pounds sterling, exclusive of VAT, payable monthly on the 25th. Mansions is responsible for all operating expenses, as well as maintenance and repairs of the leased property. The lease agreement does not specify a fixed termination date, but either party may terminate the agreement by providing one month’s notice without incurring penalties. Upon termination, the property must be returned to MDJM UK. For the six months ended June 30, 2025 and 2024, inter-company rent income and corresponding expenses of $118,460 and $115,448, respectively, have been eliminated in the unaudited condensed consolidated financial statements.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Robin Hill,” a property owned by MDJM UK, for hotel operations. The annual rent is approximately $196,000 (151,000 pounds sterling, excluding VAT, and is payable monthly on the 25th. Mansions is responsible for operating expenses, maintenance, and repairs of the leased property. The lease does not have a fixed termination date; however, it can be ended by either party with one month’s notice, without penalty. Upon termination, Mansions must return the property to MDJM UK. For the six months ended June 30, 2025 and 2024, inter-company rent income and corresponding expenses of $98,014 and $95,521 have been eliminated in the unaudited condensed consolidated financial statements.

On May 31, 2024, the Company issued 5,720 shares to Mr. Siping Xu, the CEO, as part of his 2024 compensation package. The shares were valued at $31.75 each, based on the closing market price of the Ordinary Shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Xu.

On May 31, 2024, the Company issued 5,720 shares to Mr. Mengnan Wang, the CFO, as part of his 2024 compensation package. The shares were valued at $31.75 each, based on the closing market price of the Ordinary Shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Wang.

In 2024, net proceeds of $2,426,460 from the private placement on September 18, 2024, and from the exercise of Series A and B Warrants associated with the placement were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into the subsidiary MDJM UK’s bank account.

In February 2025, net proceeds of $324,000 from exercise of Series A Warrants were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MDJM UK’s bank account.

As of December 31, 2024, the Company owed $3,395 to its officers for unreimbursed business expenses. The business expenses were reimbursed in 2025.

NOTE 13 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major source of income was real estate agent commissions before December 31, 2022.

The Group’s major income source was the hotel and rental management business after December 31, 2022.

The following tables provide the Company’s revenue by segment and geographic information for the six months ended June 30, 2025 and 2024.

	2025		2024
Source of revenue	US$	%	US$	%
Hotel income	21,536	100%	9,952	100%
Total Revenue	21,536	100%	9,952	100%

Revenue by Geographic Region	US$	%	US$	%
UK	21,536	100%	9,952	100%
Total Revenue	21,536	100%	9,952	100%

The following table summarizes total assets by segment and geographic.

	June 30, 2025		December 31, 2024
Assets by Geographic Region	US$	%	US$	%
PRC and Others	1,037	0%	15,136	0%
UK	5,223,830	100%	5,192,865	100%
Total Assets	5,224,867	100%	5,208,001	100%

NOTE 14 – DECONSOLIDATION

On February 28, 2025, the Board of Directors of the Company resolved to terminate the contractual arrangements with Mingda Tianjin. On March 1, 2025, Mingda Beijing entered into the Termination Agreements with Mingda Tianjin and its shareholders, pursuant to which all VIE agreements were terminated. As a result, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and was no longer recognized as a beneficial owner of Mingda Tianjin. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, thereby formally completing the deregistration of equity pledges and officially terminating the contractual arrangements between Mingda Beijing and Mingda Tianjin.

Accordingly, the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2025 include the operations of the VIE for the period from January 1, 2025 through March 5, 2025. Subsequent to that date, the VIE’s assets, liabilities, and accumulated deficit were deconsolidated.

As a result of the deconsolidation, the Company derecognized total assets of $350, total liabilities of $157,905, and recognized a net liability position of $157,555. The derecognition of this net liability resulted in a gain on deconsolidation of $157,555. This gain was offset by the VIE’s current operating loss of $29,981 for the period from January 1, 2025 through March 5, 2025, and resulted in a net income of $127,574 from the VIE, which is included in the consolidated statements of operations for the six months ended June 30, 2025.

In connection with the deconsolidation, the Company also derecognized the following equity accounts:

●	Additional paid-in capital: $2,572,437;

●	Statutory reserve: $327,140;
●	Accumulated deficit: $2,862,740, representing the accumulated deficit of $2,990,314 less the deconsolidation gain of $127,574; and
●	Accumulated foreign currency translation adjustment: $36,837.

Accordingly, the Company removed the VIE’s assets, liabilities, and equity balances from its unaudited condensed consolidated financial statements as of March 5, 2025.

NOTE 15 – SUBSEQUENT EVENT

On June 23, 2025, the Board of Directors of the Company approved a resolution to commence the voluntary dissolution of two subsidiaries in connection with the termination and deconsolidation of the VIE structure: Mingda Beijing and MDJM Hong Kong. These entities did not engage in any material business activities other than their role in maintaining the VIE structure. As of the date of this report, the dissolution process of MDJM Hong Kong is ongoing.

On August 25, 2025, Mingda Beijing was officially dissolved.